GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012 and 2011

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of

Golden Goliath Resources Ltd.

(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Golden Goliath Resources Ltd., which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended August 31, 2012 and August 31, 2011, and a summary of significant acocunting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Golden Goliath Resources Ltd. as at August 31, 2012, August 31, 2011 and September 1, 2010, and its financial performance and cash flows for the years ended August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan & Company”

December 14, 2012	Chartered Accountants

Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 www.morgan-cas.com	MEMBER OF	P.O. Box 10007 Pacific Centre Suite 1488 – 700 West Georgia Street Vancouver, BC V7Y 1A1

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	AUGUST 31, 2012	AUGUST 31, 2011 (NOTE 18)	SEPTEMBER 1, 2010 (NOTE 18)

ASSETS

Current Assets
Cash	$249,032	$275,374	$246,644
Short term investments (Note 5)	879,643	2,461,232	1,650,000
Marketable securities (Note 6)	120,000	65,625	-
Accounts receivable (Note 7)	31,389	17,257	34,042
Due from related parties (Note 15)	36,429	90	21,108
Prepaid expenses	37,633	9,741	22,085
Total Current Assets	1,354,126	2,829,319	1,973,879

Non-current Assets
Value-added taxes recoverable	78,340	70,574	40,018
Exploration advances	-	-	35,496
Exploration and evaluation assets (Notes 8 and 17)	7,597,438	8,981,467	8,089,770
Property and equipment (Note 9)	119,433	141,248	93,064

Total Assets	$9,149,337	$12,022,608	$10,232,227

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$103,460	$115,927	$165,372

Non-current Liabilities
Employment benefit obligations	60,004	58,000	37,000

Total Liabilities	163,464	173,927	202,372

EQUITY

Share capital (Note 10)	24,848,652	24,848,652	21,928,143
Reserves	2,803,145	1,971,423	2,061,321
Deficit	(18,665,924)	(14,971,394)	(13,959,609)
Total Equity	8,985,873	11,848,681	10,029,855

Total Liabilities and Equity	$9,149,337	$12,022,608	$10,232,227

Going Concern (Note 1)
These consolidated financial statements were authorized for issue by the Board of Directors on December 14, 2012. They are signed on behalf of the Company by:

“J. Paul Sorbara”		“Stephen W. Pearce”
Director		Director

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2012	2011
Expenses
Amortization	$26,088	$26,054
Automobile	3,398	2,823
Consulting (Note 15)	235,792	191,928
Foreign exchange loss	14,356	22,130
Investor relations	81,514	38,242
Management fees (Note 15)	120,000	120,000
Office and general (Note 15(a))	91,776	111,504
Professional fees	64,793	64,958
Rent and utilities	36,486	44,595
Transfer agent and filing fees	16,729	16,747
Travel	26,568	34,314
Share-based compensation (Note 15)	777,347	-
Wages and benefits (Note 15)	238,629	293,195
Loss Before Other Income (Expenses)	(1,733,476)	(966,490)

Other Income (Expenses)
Gain on sale of mineral property	26,461	-
Property option payment received	-	55,843
Write down of mineral property exploration costs	(2,007,751)	(118,769)
Other income	123	-
Interest Income	20,113	17,631
Net Loss For The Year	(3,694,530)	(1,011,785)

Other Comprehensive Gain (Loss)
Unrealized gain (loss) on marketable securities	54,375	(9,375)
Comprehensive loss for the year	$(3,640,155)	$(1,021,160)

Loss Per Share – Basic and Diluted	$(0.04)	$(0.01)

Weighted Average Number Of Shares Outstanding – Basic and diluted	92,216,445	85,749,549

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

			RESERVES
	Common Shares		Share-Based Payments Reserve	Available-For-Sale Revaluation Reserve
	Without Par Value
	Shares	Amount			Deficit	Total Equity
Balance, August 31, 2010	80,655,503	$21,928,143	$2,061,321	$-	$(13,959,609)	$10,029,855
Stock options exercised	675,000	118,500	-	-	-	118,500
Fair value of options allocated to shares on exercise	-	80,523	(80,523)	-	-	-
Warrants exercised	10,885,942	2,721,486	-	-	-	2,721,486
Other comprehensive loss	-	-	-	(9,375)	-	(9,375)
Net loss for the year	-	-	-	-	(1,011,785)	(1,011,785)
Balance, August 31, 2011	92,216,445	24,848,652	1,980,798	(9,375)	(14,971,394)	11,848,681
Share-based compensation	-	-	777,347	-	-	777,347
Other comprehensive gain				54,375		54,375
Net loss for the year	-	-	-		(3,694,530)	(3,694,530)
Balance, August 31, 2012	92,216,445	$24,848,652	$2,758,145	$45,000	$(18,665,924)	$8,985,873

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2012	2011

Operating Activities
Net loss for the year	$(3,694,530)	$(1,011,785)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization	26,088	26,054
Gain on sale of mineral property	(26,461)	-
Interest income	(20,113)	(17,631)
Share-based compensation	777,347	-
Write down of mineral property exploration costs	2,007,751	118,769
Change in non-cash operating assets and liabilities:
Accounts receivable	(15,309)	(25,003)
Due from related parties	(36,339)	21,018
Prepaid expenses	(27,892)	12,344
Accounts payable and accrued liabilities	73,438	(48,450)
Employment benefit obligations	(5,388)	21,000
Cash Used In Operating Activities	(941,408)	(903,684)

Investing Activities
Expenditures on mineral properties	(725,995)	(1,100,965)
Purchase of short term investments	(1,300,000)	(3,800,000)
Proceeds from redemption of short term investments	2,875,000	3,000,000
Purchase of property and equipment	(4,273)	(74,238)
Interest income	20,113	17,631
Mineral property option payment received	-	50,000
Proceeds on sale of mineral property interest	50,221	-
Cash Provided By (Used In) Investing Activities	915,066	(1,907,572)

Financing Activities
Share issuances for cash	-	2,839,986
Cash Provided By Financing Activities	-	2,839,986

(Decrease) Increase In Cash	(26,342)	28,730

Cash, Beginning of Year	275,374	246,644

Cash, End Of Year	$249,032	$275,374

Supplementary Cash Flow Disclosure And Non-Cash Investing and Financing Activities:
Interest paid	$-	$-
Income taxes paid	$-	$-
Shares received for mineral property interest	$-	$75,000

See accompanying notes to consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated on June 12, 1996 under the Business Corporations Act of British Columbia, Canada.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”. The address of the Company’s corporate office and principal place of business is Suite 711, 675 West Hastings Street, Vancouver, British Columbia, Canada.  The Company’s principal business activity is the acquisition and exploration of resource properties.

The Company is in the exploration stage and is in the process of evaluating its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to complete the exploration of its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.

2.

BASIS OF PRESENTATION

a)    Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which the Company has adopted in its annual consolidated financial statements as at and for the year ended August 31, 2012. Previously the Company prepared its annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). The significant accounting policies presented in this note have been consistently applied in each of the years presented.

The Company’s transition date to IFRS and its opening IFRS consolidated statement of financial position are as at September 1, 2010 (the “Transition Date”). An explanation of how the transition to IFRS on the Transition Date has affected the reported financial position and financial performance of the Company is provided in Note 18, which includes reconciliations of the Company’s consolidated statements of financial position, operations and comprehensive loss for comparative periods prepared and previously reported in accordance with CGAAP, to those prepared and reported in these consolidated financial statements in accordance with IFRS.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

2.

BASIS OF PRESENTATION (Continued)

b)

Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. These consolidated financial statements have also been prepared using the accrual basis of accounting, except for cash flow information.  In the opinion of management, all adjustments (including normal recurring accruals), considered necessary for a fair presentation have been included.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on August 31, 2012, the Company’s first annual reporting date under IFRS.

c)

Foreign Currencies

The Company’s reporting currency and functional currency is the Canadian dollar.  Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars as follows:

•

Monetary items at the rate prevailing at the balance sheet date;

•

Non-monetary items at the historical exchange rate;

•

Revenues and expenses at the average rate in effect during the applicable accounting period; and

•

Gains or losses arising on foreign currency translation are included in the statements of operations and comprehensive loss.

d)

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets.  Note 17 discloses the carrying value of such assets.  The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration and evaluation of mineral resources and are as follows:

o

the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

o

substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

2.    BASIS OF PRESENTATION (Continued)

d)   Significant Accounting Judgments and Estimates (Continued)

i.

Intangible Exploration and Evaluation Assets (Continued)

o

exploration for and evaluation of mineral resources in the specific area have not let to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

o

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

ii.

Decommissioning Liabilities

Management’s assumption that there are currently no decommissioning liabilities is based on the facts and circumstances that exist during the period.

iii.

Other Financial Liabilities

The Company has applied judgment in recognizing accrued liabilities, including judgment as to whether the Company has a present obligation (legal or constructive) as a result of a past event; whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and whether a reliable estimate can be made of the amount of the obligation.

iii.

Share-based Compensation

The inputs used in accounting for share-based compensation expense in the statements of operations and comprehensive loss.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below for the year ended August 31, 2012 have been applied consistently to all periods presented in these consolidated financial statements and for the purposes of the transition to IFRS.

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. (inactive) of British Columbia, Canada. The subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtained control, and will continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Significant inter-company balances and transactions have been eliminated on consolidation.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Financial Instruments and Risk Management

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises cash, short term investments and financial assets including derivatives acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the statements of operations and comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment.  Significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statements of operations and comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statements of operations and comprehensive loss.

Transaction costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of operations and comprehensive loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Financial Instruments and Risk Management (Continued)

Financial liabilities (Continued)

The Company has classified cash as fair value through profit or loss financial assets. Investments in marketable securities are classified as available for sale. Other receivables and related party advances are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3	Inputs that are not based on observable market data

Financial instruments are exposed to credit, liquidity and market risks. Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Liquidity risks is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Market risk is that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Credit risk and liquidity risk on amounts due to creditors are significant to the Company’s balance sheet. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the prices of gold and silver in particular. To mitigate this market risk, management of the Company actively pursues a diversification strategy with property holdings focusing on precious metals as well as base metals.

c)

Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three month or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

d)

Comprehensive Income

Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a category in shareholders’ equity.

e)

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)    Exploration and Evaluation Assets (Continued)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.  If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.

It is management’s judgement that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

f)

Property and Equipment

IFRS requires that assets be disaggregated into individual components for amortization purposes and revaluation of property, plant and equipment to fair value is also permitted. The Company currently tracks individual assets with distinct useful lives and depreciates separately. The Company elected to use the cost method and not the revaluation method due to the difficulty in determining accurate fair value information and the effort required to continually monitor fair values.

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 30%
Vehicles	25%

g)

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits and accrues for employee future benefits based on management’s estimates of the expected payments.

These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees.

Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

Employee future benefits are unfunded.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)    Impairment of Non-Financial Assets (Continued)

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end.  Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  The Company has one cash-generating unit for which impairment testing is performed.

Where an indicator of impairment exists, an estimate of the recoverable amount is made.   Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

An impairment loss is recognized in the statement of operations, except to the extent they reverse gains previously recognized in other comprehensive income or loss.

i)

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

j)

Share Capital

Non-monetary consideration

Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-monetary transactions other than as consideration for mineral properties are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors. Proceeds from unit placements are allocated between shares and warrants issued using the residual method.

Share-based compensation

The share option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

In situations where equity instruments are issued to non‐employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share‐based payment. Otherwise, share‐based compensation is measured at the fair value of goods or services received.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)    Share Capital (Continued)

Share Issuance Costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations

k)

Earnings (Loss) Per Share

Earnings (loss) per share are calculated based on the weighted average number of shares outstanding. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the dilutive effect on earnings per share is calculated to reflect the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Basic and diluted losses per share are equal as the assumed conversion of outstanding options and warrants would be anti-dilutive.

l)

Income Taxes

Income tax expense comprises of current and deferred tax.  Current tax and deferred tax are recognized in net  income  except  to  the  extent  that  it  relates  to  a  business  combination  or  items  recognized  directly  in equity or in other comprehensive income or loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.  Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the  deferred  tax  asset  can  be  utilized.  At  the  end  of  each  reporting  period  the  Company  reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the  extent  that  it  has  become  probable  that  future  taxable  profit  will  allow  the  deferred  tax  asset  to  be recovered.

m)

Decommissioning Liabilities

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. A pre-tax discount rate that reflects the time value of money and the risks specific to the liability are used to calculate the net present value of the expected future cash flows. These costs are charged to the statement of loss over the economic life of the related asset, through depreciation expense using either the unit-of-production or the straight-line method as appropriate. The related liability is progressively increased each period as the effect of discounting unwinds, creating an expense recognized in the statement of loss.  The liability is assessed at each reporting date for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)   Decommissioning Liabilities (Continued)

Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

4.

FUTURE ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The following standards and interpretations have been issued but are not yet effective and have not been early adopted by the Company:

IAS 12 - Income Taxes

IAS 12 addresses the recovery of underlying assets. This amendment is effective January 1, 2012 with earlier application permitted.  The Company plans to adopt this standard as of September 1, 2012.  The Company has yet to assess the full impact of this standard.

IFRS 9 – Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company has yet to assess the full impact of IFRS 9.

The following standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  The Company plans to adopt the following standards, as applicable for its fiscal year commencing September 1, 2013.  The Company has yet to assess the full impact of these standards:

IFRS 10 - Consolidated Financial Statements

IFRS 10 supercedes IAS 27: Consolidated and Separate Financial Statements and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 - Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement and supersedes IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities - Non- Monetary Contributions by Venturers.

IFRS 12 - Disclosure of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off statement of financial position vehicles.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

4.

FUTURE ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED  (Continued)

IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

IAS 27 - Separate Financial Statements

IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9.

IAS 28 - Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

5.

SHORT-TERM INVESTMENTS

As at August 31, 2012, the Company’s short–term investment of $875,000 (August 31, 2011 - $2,461,232) was comprised of Canadian investments in guaranteed investment certificates maturing on April 10, 2013 at effective interest rates of 1.3% (August 31, 2011 – 1.2%).

6.

MARKETABLE SECURITIES

Marketable securities consist of 375,000 (August 31, 2011 – 375,000) common shares of Comstock Metals Ltd. with a fair value of $120,000 (August 31, 2011 - $65,625).

Marketable securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired, at which time, the gain (loss) would be recorded in net income.

7.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	AUGUST 31,
	2012	2011

Sales taxes recoverable	$ 13,552	$ 16,183
Other receivable	17,837	1,074
	$ 31,389	$ 17,257

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

8.

EXPLORATION AND EVALUATION ASSETS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 17. Property payments made on the Company’s mineral property interests are included in the property descriptions below.  Acquisition costs paid through August 31, 2012 are as follows:

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257
Oteros, La Esperanza, La Hermosa	-
Bufalo, La Barranca	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123
Nopalera, Flor de Trigo	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-
$334,773

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In May 2007 and amended April 2011, the Company optioned to Comstock Metals Ltd. (“Comstock”) the right to earn up to a 75% and 60% interest respectively in the Corona and El Chamizal properties in exchange for Comstock spending $500,000 and $200,000 on the respective properties before February 8, 2014, and issuing 300,000 (150,000 common shares received) and 150,000 (25,000 common shares received) common shares respectively to the Company over a period of two years. In order to keep the option in good standing, the optionee paid $50,000 and issued an additional 200,000 common shares to the Company.

The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and wishes to enter into a joint venture to further explore the property. As of the date of these financial statements the Company has not yet finailzed a joint venture with Comstock on the Corona property.

 Comstock has advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the Property back to the Company.

In December 2011, the Company signed an Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited (“Agnico”) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, Agnico has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $6,000,000 over another period of four years and completing a feasibility study or by spending $10,000,000 over a longer period of eight years.

In April 2012 the Company sold a mining concession for cash proceeds of $50,221 and recorded a gain on sale of $26,461.

During the year ended August 31, 2012, $2,007,751 (2011 - $118,769; 2010 - $74,298) in deferred expenditures related to certain mineral claims were written off. While the Company will continue to hold these claims, management currently does not view them as priorities and does not currently intend to conduct any exploration activities on these claims in the next year.

9.

PROPERTY AND EQUIPMENT

Cost	Equipment	Vehicles	Land	Total
Balance September 1, 2010	$ 81,997	$ 91,416	$ 18,917	$ 192,330
Additions	64,044	10,194	-	74,238
Balance August 31, 2011	146,041	101,610	18,917	266,568
Additions	4,273	-	-	4,273
Balance August 31, 2012	$ 150,314	$ 101,610	$ 18,917	$ 270,841

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

9.    PROPERTY AND EQUIPMENT (continued)

Accumulated amortization	Equipment	Vehicles	Land	Total
Balance September 1, 2010	$ 42,188	$ 57,078	$ -	$ 99,266
Amortization	12,635	13,419	-	26,054
Balance August 31, 2011	54,823	70,497	-	125,320
Amortization	17,150	8,938	-	26,088
Balance August 31, 2012	$ 71,973	$ 79,435	$ -	$ 151,408

Carrying amounts
As at September 1, 2010	$ 39,809	$ 34,338	$ 18,917	$ 93,064
As at August 31, 2011	$ 91,218	$ 31,113	$ 18,917	$ 141,248
As at August 31, 2012	$ 78,341	$ 22,175	$ 18,917	$ 119,433

10.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at August 31, 2012, the Company had 92,216,445 (August 31, 2011 – 92,216,445) common shares issued and fully paid.

Warrants

As at August 31, 2012 and 2011 there were no share purchase warrants outstanding.

A summary of changes in share purchase warrants is presented below:

	NUMBER OF	EXERCISE
	WARRANTS	PRICE
Outstanding and exercisable at August 31, 2010	10,945,133	$0.25
Warrants exercised	(10,885,942)	$0.25
Warrants expired	(59,191)	$0.25
Outstanding and exercisable at August 31, 2011 and August 31, 2012	-	-

Stock Options

On December 21, 2011, the Company granted 2,825,000 incentive stock options to directors and officers of the Company and 1,215,000 incentive stock options to employees and consultants of the Company, at a price of $0.25 per share, exercisable for a period of five years.

On July 16, 2012, the Company granted 1,375,000 incentive stock options to directors and officers of the Company and 300,000 incentive stock options to employees and consultants of the Company, at a price of $0.20 per share, exercisable for a period of five years.

During the year ended on August 31, 2011, no stock options were granted to directors and employees of the Company.

The fair value of the stock options granted during the year was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	December 21, 2011	July 16, 2012
Stock based compensation	$ 553,675	$ 223,672
Risk-free interest rate	1.18%	1.12%
dividend yield of nil, volatility factor	102.71%	102.49%
weighted average expected life of the options	5 years	5 years

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL AND RESERVES (Continued)

Stock Options (Continued)

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2010	7,425,000	$ 0.29
Expired	(2,050,000)	0.36
Exercised	(675,000)	0.18
Balance, August 31, 2011	4,700,000	0.27
Cancelled	(150,000)	0.35
Granted	5,715,000	0.25/0.20
Expired	(1,200,000)	-
Balance, August 31, 2012	9,065,000	$ 0.23

The following summarizes information about stock options outstanding at August 31, 2012:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE

9,065,000	3.76 years	$ 0.23	9,065,000	3.76 years	$ 0.23

The following summarizes information about stock options outstanding at August 31, 2011:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	WEIGHTED			WEIGHTED
	AVERAGE	WEIGHTED		AVERAGE	WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	REMAINING	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	CONTRACTUAL	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	LIFE	PRICE

4,700,000	2.63 years	$ 0.27	4,700,000	2.63 years	$ 0.27

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s Statements of Financial Position include ‘Share-based Payment Reserves’, and ‘Accumulated Deficit’.

•

‘Share-based Payment Reserve’ is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

•

‘Accumulated Deficit’ is used to record the Company’s change in deficit from earnings from year to year.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

11.

LOSS PER SHARE

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of August 31, 2012 and August 31, 2011 the Company had a total of 9,065,000 and 4,700,000 stock options outstanding out of which 2,400,000 and 3,275,000 respectively were potentially dilutive and were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

	Years ended August 31,
	2012	2011
Issued common shares at September 1,	92,216,445	80,655,503
Weighted average issuances	-	5,094,046
Basic weighted average common shares	92,216,445	85,749,549

12.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2012

Current assets	$1,255,925	$98,201	$1,354,126
Property and equipment	$52,526	$66,907	$119,433
Mineral property costs	$-	$7,597,438	$7,597,438
VAT recoverable	$-	$78,340	$78,340
Total assets	$1,308,451	$7,840,886	$9,149,337
Interest income	$20,104	$9	$20,113
Net loss	$1462,545	$2,209,982	$3,694,530
Comprehensive loss	$1,430,173	$2,209,982	$3,640,155

August 31, 2011

Current assets	$2,774,028	$55,291	$2,829,319
Property and equipment	$64,236	$77,012	$141,248
Mineral property costs	$-	$8,981,467	$8,981,467
VAT recoverable	$-	$70,574	$70,574
Total assets	$2,838,264	$9,184,344	$12,022,608
Interest income	$17,625	$6	$17,631
Net loss and comprehensive loss	$571,661	$449,499	$1,021,160

13.

FINANCIAL INSTRUMENTS

As at August 31, 2012 and 2011, the carrying value of the Company’s financial instruments approximates their fair value. Cash and cash equivalents and short term investments are recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS (Continued)

		AUGUST 31,
		2012		2011
	Level	Carrying value	Fair Value	Carrying value	Fair Value
Held for Trading
Cash	1	$249,032	$249,032	$275,374	$275,374
Short term investments	1	$879,643	$879,643	$2,461,232	$2,461,232
Available for sale
Marketable Securities	1	$120,000	$120,000	$65,625	$65,625
Loans and receivables
Accounts receivable	2	$31,389	$31,389	$17,257	$17,257
Due from related parties	2	$36,429	$36,429	$90	$90
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$103,460	$103,460	$115,927	$115,927
Employee benefits obligations	2	$60,004	$60,004	$58,000	$58,000

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the years ended August 31, 2012 and 2011.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

        Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial asset is summarized below:

	August 31, 2012	August 31, 2011
Cash	$249,032	$275,374
Short term investments	$879,643	$2,461,232
Marketable securities	$120,000	$65,625
Accounts receivable	$31,389	$17,257
Due from related parties	$36,429	$90
VAT recoverable	$78,340	$70,574

The credit risk of cash, and short-term investments, is assessed as nominal as the counter party is major Canadian financial institutions. The credit risk of accounts receivable and marketable securities is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk. The Company does not invest in asset–backed commercial papers.

        Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.  The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS (Continued)

 Liquidity Risk (Continued)

As of August 31, 2012 the Company has sufficient cash and highly liquid investment on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $249,032 (August 31, 2011 - $275,374), highly liquid investments of $879,643 (August 31, 2011 - $2,461,232l) and total liabilities of $ 163,464 (August 31, 2011 - $173,927). Accounts payable and accrued liabilities of $92,202 are due within three months. Management has assessed liquidity risk as low.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	August 31, 2012	August 31, 2011
U.S. Dollars
Financial assets	$143,585	$141,032
Financial Liabilities	$2,601	$1,277
Mexican Pesos
Financial assets	$76,874	$51,212
Financial Liabilities	$90,551	$114,234

Based on the above net exposures as at August 31, 2012, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $1,400 in the loss from operations.  Based on the above net exposures as at August 31, 2012, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $14,100 in the loss from operations.

Interest Rate Risk

As at August 31, 2012, the Company has no significant exposure to interest rate risk through its financial instruments.

The Company's operations are in northern Mexico and are subject to various levels of political, economic and other risks and uncertainties unique to Mexico. These risks and uncertainties may include: extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company may have to comply with multiple and potentially  conflicting regulations in Canada and Mexico, including export  requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.  Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with  respect to matters including restrictions on production, price  controls, export controls, currency controls or restrictions, currency  remittance, income and other taxes, expropriation of property, foreign  investment, maintenance of claims, environmental legislation, land  use, land claims of local people, water use and mine safety. Failure  to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

14.

CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company considers the items included on the balance sheet in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  There were no changes to the Company’s approach to capital management during the year.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

15.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	YEARS ENDED
	AUGUST 31,
	2012	2011

Golden Goliath Resources Ltd.
Management fees	$120,000	$120,000
Consulting fees	66,000	60,000
Wages and benefits	4,010	4,358
Share-based compensation	465,175	-
Minera Delta S.A. de C.V.
Wages and benefits	38,145	41,179
Share based compensation	105,598	-

Total	$798,928	$225,537

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

During the year ended August 31, 2012, the Company paid $37,972 (2011 - $42,579) in respect of office and administration costs to a management company controlled by a former director of the Company.

b)

Due from related parties consists of $36,429 (2011 - $90) due from companies controlled by common directors.  Accounts payable and accrued liabilities include $Nil (2011 - $4,084) due to a director and officer.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

16.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2012	2011

Combined statutory tax rate	26%	$27%

Expected income tax recovery	(942,000)	(273,000)
Non-deductible differences	199,000	-
Future Income tax expense resulting from change in tax rate	126,000	68,000
Difference in tax rate in foreign jurisdiction	(101,000)	(13,000)
Tax benefits not recognized	718,000	218,000
Income tax provision	$ -	$-

The significant components of the Company’s future income tax assets were approximately as follows:

	2012	2011

Capital assets and other	4,000	$27,000
Mineral properties	(1,025,000)	642,000
Losses available for future periods	2,891,000	2,597,000
Share issue costs	17,000	25,000
Net deferred tax assets not recognized	(1,887,000)	(3,291,000)
Net future income tax asset	$ -	$-

The Company has Canadian and Mexican non-capital losses of approximately $10,826,000 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

CANADA		MEXICO

2014	$354,000	2013	$1,073,000
2015	362,000	2014	404,000
2026	404,000	2015	113,000
2027	535,000	2016	183,000
2028	530,000	2017	1,296,000
2029	515,000	2018	434,000
2030	667,000	2019	807,000
2031	610,000	2020	375,000
2032	699,000	2021	1,252,000
		2022	213,000
	$4,676,000		$6,150,000

17.

SUBSEQUENT EVENTS

a)

Subsequent to August 31, 2012, 75,000 stock options expired unexercised.

b)

Subsequent to August 31, 2012, the Company received 100,000 shares of Comstock pursuant to the Corona option agreement.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

17.  EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazero La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Yudit	Total

Balance, August 31, 2010	$ 3,750,694	$ -	$ 60,362	$ 3,481,528	$ 329,055	$ 107,624	$ 25,734	$ --	$ 7,754,997

Incurred during the year
Assaying	--	--	--	104,137	112,947	--	--	--	217,084
Drilling	--	--	--	266,099	--	--	--	--	266,099
Geology and mapping	652	--	--	17,907	28,781	--	--	--	47,340
Property taxes and passage rights	15,024	4,974	21,366	5,270	8,024	707	3,363	--	58,728
Travel	9,714	--	--	6,787	9,518	2,117	121	--	28,257
Road construction and site preparation	--	--	--	42,316	38,835	649	3,099	--	84,899
Facilities and other	40,750	--	--	123,781	158,697	35,676	18,445	--	377,349
Option payment receivable	--	--	--	--	--	(69,290)	--	--	(69,290)
Write down	(82,279)	(4,974)	--	(15,913)	--	--	(15,603)	--	(118,769)
Balance, August 31, 2011	3,734,555	--	81,728	4,031,912	685,857	77,483	35,159	--	8,646,694

Incurred during the year
Assaying	--	--	8,790	--	97,298	--	455	--	106,543
Geology and mapping	5,081	--	--	1,137	6,756	--	712	--	13,686
Property taxes and passage rights	20,773	6,654	41,496	--	14,799	15,907	6,879	513	107,021
Salaries	18,876	--	--	--	--	--	--	--	18,876
Travel	20,862	--	--	2,479	5,474	1,170	780	--	30,765
Road construction and site preparation	7,634	--	--	18,537	--	11,647	10,364	--	48,182
Facilities and other	113,111	--	--	40,870	71,016	23,802	73,610	--	322,409
Write down	(1,961,689)	(6,654)	--	--	--	(13,392)	(26,016)	--	(2,007,751)
Disposal	--	--	--	--	--	(23,760)	--	--	(23,760)
Balance, August 31, 2012	$ 1,959,203	$ --	$ 132,014	$ 4,094,935	$ 881,200	$ 92,857	$ 101,943	$ 513	$ 7,262,665

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

18. TRANSITION TO IFRS

The Company’s financial statements for the year ending August 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS.  IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was September 1, 2010 (the “Transition Date”).  IFRS 1 requires first time adopters to retrospectively apply all the effective IFRS standards as of the reporting date of August 31, 2012.  However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption.  Prior to the transition to IFRS, the Company prepared its financial statements in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

The Company has applied the following exemptions to its opening statement of financial position dated September 1, 2010:

a)

Business Combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after September 1, 2010. There is no adjustment required to the September 1, 2010 statement of financial position on the transition date.

b)

Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010.

c)    Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 ‘Business Combinations’ retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

d)    Decommissioning Liabilities

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1.  As a result, the Company has re-measured the provisions under IAS 37 Provisions, Contingent Liabilities and Contingent Assets and determined that there is no adjustment required to the September 1, 2010 statement of financial position.

e)    Financial Instruments

The Company has elected to designate its cash and cash equivalents as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis. This designation had no impact on the results and financial position of the Company as these financial assets were classified as held-for-trading under Canadian GAAP and recorded at fair value.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

18.

TRANSITION TO IFRS (Continued)

f)    Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as the deemed cost or using the historical cost valuation under Canadian GAAP. The Company has chosen to continue to apply the cost model and has not restated equipment under IFRS.

g)    Exploration and Evaluation

The Company will maintain its current policy and will continue to capitalize all costs related to project costs. In accordance with IFRS 6, this permits the inclusion of general administrative costs as long as these are related to the project; this is consistent with current treatment under Canadian GAAP. In accordance with IFRS, the Company has elected to use the cost method and not the revaluation method due to the difficulty in determining accurate fair value information and the effort required to continually monitor fair values.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated September 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of September 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. The adoption of IFRS has resulted in reclassifications in the Company’s reported financial position as at September 1, 2010 and August 31, 2011. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material therefore a reconciliation of cash flows has not been presented. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statements of financial position for September 1, 2010 and August 31, 2011 have been reconciled to IFRS, with the resulting differences explained, below.

a)

Reclassification Within Equity

IFRS requires an entity to present for each component of equity, reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “Contributed surplus” and “Accumulated Other Comprehensive Loss” and concluded that as at the Transition Date, the balance of $2,061,321 (August 31, 2011 - $1,980,798) relates to “Share-based payments reserve” and the Accumulated Other Comprehensive Loss of $9,375 (August 31, 2011 - $9,375) relates to the decrease in the value of marketable securities held. The amounts in “Contributed surplus” and “Accumulated Other Comprehensive Loss” have been reclassified to “Reserves” in the statement of financial position.

b)

Reconciliation of Previously Reported Financial Statements

Reconciliations of the IFRS adjustments on transition are included in these following Statements of Financial Position and Statements of Loss and Comprehensive Loss for the dates noted below.

-

Transitional Consolidated Statement of Financial Position Reconciliation – As at Sesptember 1, 2010

-

Consolidated Statement of Financial Position Reconciliation – As at August 31, 2011

-

Consolidated Statement of Loss and Comprehensive Loss Reconciliation – Year Ended August 31, 2010

The adoption of IFRS had no impact on the net cash flows of the Company.  The transition adjustments made to the Statements of Financial Position and Statements of Loss and Comprehensive Loss have resulted in reclassification of various amounts on the Statement of Cash Flows; however, as there have been no significant changes to the net cash flows, no reconciliations have been prepared.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

18.

TRANSITION TO IFRS (Continued)

(i)

The reconciliation between GAAP and IFRS consolidated statement of financial position as at September 1, 2010 is provided below:

		SEPTEMBER 1, 2010
			EFFECT OF
		CANADIAN	TRANSITION
	NOTE	GAAP	TO IFRS	IFRS
ASSETS
Current Assets
Cash		$246,644	$-	$246,644
Short term investments		1,650,000	-	1,650,000
Accounts receivable		34,042	-	34,042
Due from related parties		21,108	-	21,108
Prepaid expenses		22,085	-	22,085
Total Current Assets		1,973,879		1,973,879

Non-current Assets
Value added taxes recoverable		40,018	-	40,018
Exploration advances		35,496		35,496
Mineral property acquisition costs		334,773	-	334,773
Mineral property exploration costs		7,754,997	-	7,754,997
Property and equipment		93,064	-	93,064

TOTAL ASSETS		$10,232,227	$-	$10,232,227

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$165,372	$-	$165,372
Non-current liabilities
Employment benefit obligations		37,000	-	37,000
Total Liabilities		202,372	-	202,372

EQUITY
Share capital	a	21,928,143	-	21,928,143
Contributed surplus	a	2,061,321	(2,061,321)	-
Share-based payments reserve	a	-	2,061,321	2,061,321
Deficit	a	(13,959,609)	-	(13,959,609)
Total Equity		10,029,855	-	10,029,855

TOTAL LIABILITIES AND EQUITY		$10,232,227	$-	$10,232,227

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

18.

TRANSITION TO IFRS (Continued)

(ii)

The reconciliation between GAAP and IFRS consolidated statement of financial position as at August 31, 2011 is provided below:

		AUGUST 31, 2011
			EFFECT OF
		CANADIAN	TRANSITION
	NOTE	GAAP	TO IFRS	IFRS
ASSETS
Current Assets
Cash		$275,374	$-	$275,374
Short term investments		2,461,232	-	2,461,232
Marketable securities		65,625	-	65,625
Accounts receivable		17,257	-	17,257
Due from related parties		90	-	90
Prepaid expenses		9,741	-	9,741
Total Current Assets		2,829,319		2,829,319

Non-current Assets
Value added taxes recoverable		70,574	-	70,574
Mineral property acquisition costs		334,773	-	334,773
Mineral property exploration costs		8,646,694	-	8,646,694
Property and equipment		141,248	-	141,248

TOTAL ASSETS		$12,022,608	$-	$12,022,608

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$115,927	$-	$115,927
Non-current liabilities
Employment benefit obligations		58,000	-	58,000
Total Liabilities		173,927	-	173,927

EQUITY
Share capital	a	24,848,652	-	24,848,652
Contributed surplus	a	1,980,798	(1,980,798)	-
Accumulated other comprehensive loss	a	(9,375)	9,375	-
Share-based payments reserve	a	-	1,971,423	1,971,423
Deficit	a	(14,971,394)	-	(14,971,394)
Total Equity		11,848,681	-	11,848,681

TOTAL LIABILITIES AND EQUITY		$12,022,608	$-	$12,022,608

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2012, AND 2011

(Expressed in Canadian Dollars)

18.

TRANSITION TO IFRS (Continued)

(iii)

The reconciliation between GAAP and IFRS consolidated statement of operations and comprehensive loss for the year ended August 31, 2011 is provided below:

	YEAR ENDED AUGUST 31, 2011
	CANADIAN GAAP	EFFECT OF TRANSITION TO IFRS	IFRS
Expenses

Amortization	$26,054	$-	$26,054
Automobile	2,823	-	2,823
Consulting	191,928	-	191,928
Foreign exchange loss	22,130	-	22,130
Investor relations	38,242	-	38,242
Management fees	120,000	-	120,000
Office and general	111,504	-	111,504
Professional fees	64,958	-	64,958
Rent and utilities	44,595	-	44,595
Transfer agent and filing fees	16,747	-	16,747
Travel	34,314	-	34,314
Wages and benefits	293,195	-	293,195
Loss Before Other Items	(966,490)	-	(966,490)

Other Items

Write down of mineral property exploration cost	118,769	-	118,769
Other income	55,843	-	55,843
Interest income	17,631	-	17,631

Net Loss And Comprehensive Loss for the Year	$1,021,160	$-	$1,021,160